Sub-Item 77D
Policies with Respect to Security Investments
Janus Adviser Mid Cap Growth Fund
333-33978, 811-09885

Janus Adviser Mid Cap Growth Fund

New Policy:

Under normal circumstances, Janus Adviser Mid Cap Growth Fund will invest at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index. This policy change was a result of the name change from Janus Adviser Aggressive Growth Fund to Janus Adviser Mid Cap Growth Fund.

Old Policy:

The Fund invests primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.